UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )

Green Plains Renewable Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

393222 104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 393222 104	Page 2 of 5

(1)	Name of reporting persons: I.R.S. Identification Nos. of above persons (entities only): DNB Asset Management AS
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Citizenship or place of organization: Kingdom of Norway
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 2,158,868
(6) Shared voting power: 0
(7) Sole dispositive power: 2,158,868
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 2,158,868 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9: 6.6%
(12)	Type of reporting person: IA

CUSIP NO. 393222 104	Page 3 of 5

Item 1(a).	Name of issuer:

Green Plains Renewable Energy, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

450 Regency Parkway, Suite 400

Omaha, NE 68114

Item 2(a).	Names of person filing:

DNB Asset Management AS

Item 2(b).	Address of principal business office:

Ovre Slottsgate 3

Oslo, Norway N-0021

Item 2(c).	Citizenship:

Citizenship is set forth in Row 4 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 2(d).	Title of class of securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP No.:

393222 104

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e)	☒ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

Item 4.	Ownership

(a)	Amount beneficially owned: 2,158,868

(b)	Percent of class: 6.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,158,868

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,158,868

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP NO. 393222 104	Page 4 of 5

DNB Asset Management AS (“DNB”) is the investment manager of a number of funds and managed accounts and is deemed to be interested in voting rights in the issuer by virtue of the investment management relationship.

DNB disclaims beneficial ownership of these securities except to the extent of management fees, performance fees or other fees received from the funds and managed accounts which DNB is the investment manager and has discretionary investment power over the securities held by each of these funds and managed accounts.

Item 5.	Ownership of 5 percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 393222 104	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

DNB ASSET MANAGEMENT AS

By:	/s/ Asle Eide
Name: Asle Eide Title: Compliance Officer